Aflac Incorporated 2009 Form 10-K

EXHIBIT 12

Aflac Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

Years Ended December 31,

(In thousands)	2009	2008	2007	2006	2005
Fixed charges:
Interest expense*	$72,429	$29,114	$26,612	$19,347	$22,515
Interest on investment-type contracts	34,352	22,421	15,822	12,250	9,436
Rental expense deemed interest	1,360	1,394	1,032	894	605

Total fixed charges	$108,141	$52,928	$43,466	$32,491	$32,556

Earnings before income tax*	$2,235,657	$1,914,878	$2,498,691	$2,263,789	$2,226,305
Add back:
Total fixed charges	108,141	52,928	43,466	32,491	32,556

Total earnings before income tax and fixed charges	$2,343,798	$1,967,806	$2,542,157	$2,296,280	$2,258,861

Ratio of earnings to fixed charges	21.7x	37.2x	58.5x	70.7x	69.4x

*	Excludes interest expense on income tax liabilities